

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 12, 2010

By U.S. mail and facsimile to (412) 257-7640

Mr. Ronald E. Hauck, Corporate Controller
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, PA 15017

   RE: **Universal Stainless & Alloy Products, Inc.**
       Form 10-K for the fiscal year ended December 31, 2009
       File No. 0-25032

Dear Mr. Hauck:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Terence O'Brien
          Branch Chief